January 22, 2008

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 6010

Re:	Comment Letter Dated November 19, 2007 to XOMA Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2006

Form 10-Q for the Quarterly Period Ended September 30, 2007

File No. 000-14710

Dear Mr. Rosenberg:

We refer to the follow-up questions we received via telephone on January 11, 2008 in relation to your comment letter dated November 19, 2007 (the “Comment Letter”), which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) and the Form 10-Q for the quarterly period ended September 30, 2007 of XOMA Ltd. (the “Company,” “we” or “us”).

The follow-up communication included two comments related to our response dated December 4, 2007 and pertains to the Company’s 2006 Form 10-K.

Comment: We have read your response to Comment 2. Please confirm whether it is reasonably possible that any product candidates will be identified and therefore that the company will have to make milestone payments. If it is reasonably possible, please confirm that you will include the amount of the potential milestone payments associated with those product candidates in the table of contractual obligations in your notes to the financial statements in future filings as we believe that information would be useful to investors. Also clarify for us what the “typical” milestone stream is related to each indication that may be subject to the various agreements.

Response: We confirm that it is reasonable that some product candidates will be identified and we may, at some point in the future, be required to make future milestone payments. Accordingly, we intend to revise our footnote disclosure to the table of contractual obligations in future filings, beginning with our 2007 Form 10-K, to read substantially as follows:

In addition to the above, we have committed to make potential future “milestone” payments to third parties as part of licensing and development programs. Payments under these agreements become due and payable only upon the achievement of certain developmental, regulatory and/or commercial milestones. Because it is uncertain if and when these milestones will be achieved, such contingencies, aggregating up to $XX, have not been recorded on our consolidated balance sheet. We are unable to determine precisely when and if our payment obligations under the agreements will become due as these obligations are based on milestone events, the achievement of which is subject to a significant number of risks and uncertainties.

Further, we are unable to provide a “typical” milestone stream as historically our contracts contain terms specific to and customized for each partner. Milestone payments per our existing contracts vary from as little as $10,000 to as much as $3.0 million.

Comment: Refer to your response to Comment 4. Please clarify in your proposed disclosure that any adjustments to the revenues recognized in any given period are adjusted on a prospective basis and therefore would never result in the reversal of revenues should the estimate to complete be extended.

Response: We intend to revise our future filings, beginning with our 2007 Form 10-K, to reflect substantially the following language regarding contract revenue:

Contract revenue for research and development involves the Company providing research and development and contract manufacturing services to collaborative partners or others. Revenues for certain contracts are accounted for by a proportional performance, or output based, method where performance is based on estimated progress made toward elements defined in the contract. The Company recognizes revenue under these arrangements as the related research and development costs are incurred and collectibility is reasonably assured. The amount of contract revenue and related costs recognized in each accounting period are based on management’s estimates of the proportional performance during the period towards elements defined in the contract. Adjustments to management’s estimates based on actual performance are recognized on a prospective basis and do not result in reversal of revenues should the estimate to complete be extended.

If you have any further questions regarding this letter, please do not hesitate to contact me at (510) 204-7234.

Sincerely yours,
XOMA Ltd.

/s/ J. David Boyle II
J. David Boyle II
Vice President, Finance and Chief Financial Officer